[redacted]

15046008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 6939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 South Main Street, Suite #100
(No. and Street)

Salt Lake City (City) Utah (State) 84115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Taggart (801) 466-8701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HJ & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite #600 (Address) Salt Lake City (City) Utah (State) 84101 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2015
REGISTRATIONS BRANCH
04

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2014

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
American Funds & Trusts, Inc.
Salt Lake City, Utah

We have audited the accompanying statement of financial condition of American Funds & Trust, Inc. (the Company) as of December 31, 2014, and the related statements of income and comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds & Trust, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I, II, III and IV (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of American Funds & Trust, Inc.'s financial statements. The Supplemental Information is the responsibility of American Funds & Trust, Inc.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In

forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

HJ & Associates, LLC

HJ & Associates, LLC
Salt Lake City, Utah
February 27, 2015

AMERICAN FUNDS AND TRUSTS, INC.
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

I, Richard M. Taggart, President and CEO of American Funds & Trusts, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to American Funds & Trusts, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any member has any proprietary interest in any account classified solely as that of a customer.

JOY S. PAYNE
Notary Public State of Utah
My Commission Expires on:
November 26, 2016
Comm. Number: 661063

Richard M. Taggart
President and CEO

Subscribed and sworn to before me this 27th day of February, 2015

Notary Public
Residing in Salt Lake County, Utah

My Commission Expires 11/26/16

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:	
Cash and cash equivalents	$ 303,103
Commissions receivable	30,489
Deferred income taxes	8,000
Deposits	8,649
Other receivable	1,200
Total current assets	351,441
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $58,077	4,273
Investment securities available-for-sale, at market value	47,330
Total Assets	$ 403,044

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 180,656
Accrued commissions to registered representatives	35,179
Accrued expenses and other payables	2,472
Deferred tax liability	1,500
Income taxes payable	2,260
Total current liabilities	222,067
Total liabilities	222,067
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares authorized and 122,168 shares issued and outstanding	122,168
Additional paid-in capital	44,409
Retained earnings	12,208
Accumulated other comprehensive income	2,192
Total stockholders' equity	180,977
Total Liabilities and Stockholders' Equity	$ 403,044

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Commissions	$ 719,743
Interest and dividend income	1,779
Total revenue	721,522
Expenses:	
Commissions, salaries and payroll taxes	610,444
Occupancy and equipment	47,534
Communications & office expense	5,369
Professional fees	22,530
Regulatory and membership fees	5,992
Other	8,389
Total expenses	700,258
Income before income tax expense	21,264
Income tax expense	4,228
Net income	17,036
Other comprehensive income	
Unrealized gain on marketable securities, net of taxes	565
Total other comprehensive income	565
Total comprehensive income	$ 17,601

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balances, December 31, 2013	$ 122,168	$ 44,409	$ (4,828)	$ 1,627	$ 163,376
Net income	--	--	17,036	--	17,036
Unrealized gain on marketable securities	--	--	--	565	565
Balances, December 31, 2014	$ 122,168	$ 44,409	$ 12,208	$ 2,192	$ 180,977

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 17,036
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	727
Dividends reinvested in securities available-for-sale	(1,062)
Change in deferred income taxes	300
(Increase) decrease in assets:	
Commissions receivable	1,577
Other receivable	(1,082)
Deposits	(8,649)
Increase (decrease) in liabilities:	
Commissions due to officers and directors	8,128
Commissions due to registered representatives	(2,750)
Accounts payable and accrued expenses	(418)
Income taxes payable	100
Net cash provided by operating activities	13,907
Cash flows from investing activities:	
Purchase of equipment	(1,975)
Net cash (used in) investing activities	(1,975)
Cash flows from financing activities:	
Net cash provided by financing activities	--
Net increase in cash and cash equivalents	11,932
Cash and cash equivalents, beginning of year	291,171
Cash and cash equivalents, end of year	$ 303,103

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 3,828
Interest	$ --

See independent registered public accounting firm's audit report and notes to financial statements.

1. Summary of Significant Accounting Policies

a. Business

The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

b. Revenue Recognition

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

c. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. Cash and Cash Equivalents

The Company utilizes money market sweep accounts at its bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

e. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

f. Investments

The Company's investments consist of equity securities that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date. The securities are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component within the stockholders' equity section of the balance sheet. Realized gains and losses on all marketable securities are determined by specific identification and are reflected in current earnings.

g. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. Depreciation expense and commissions expense are recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

h. **Fair Value of Financial Instruments**

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses approximate carrying value, principally because of the short maturity of those items. Investments in marketable equity securities are carried at their estimated fair value, as described in note 4.

i. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. **Commissions Receivable**

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2014. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. **Furniture, Equipment and Leasehold Improvements**

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 58,371
Leasehold improvements	3,979
Total	62,350
Less accumulated depreciation	(58,077)
Fixed assets, net	$ 4,273

Depreciation expense for the year ended December 31, 2014 was $727.

4. **Investment Securities Available-for-Sale**

Investment securities available-for-sale consist of mutual funds and are recorded at market value at December 31, 2014 as follows:

Mutual funds, at cost	$ 44,538
Unrealized gains	2,792
Investment securities available-for-sale, at market value	$ 47,330

The following is a summary of the unrealized losses included in other comprehensive income as of December 31, 2014:

Unrealized gains	$ 2,792
Income tax effect	(600)
Unrealized losses, net of income taxes	$ 2,192

5. Other Comprehensive Income

Changes in accumulated other comprehensive income during the year ended December 31, 2014 were as follows:

	Before-Tax Amount	Tax (Expense)	Net-of-Tax Amount
Unrealized gains on marketable securities	$ 765	$ (200)	$ 565
Total change in accumulated other comprehensive income	$ 765	$ (200)	$ 565

6. Fair Value Measurement

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Equity Securities - Valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2014:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 47,330	$ --	$ --	$ 47,330
Total assets at fair value	$ 47,330	$ --	$ --	$ 47,330

7. **Income Taxes**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of charitable contributions, depreciation, unrealized losses on securities available-for-sale, net operating loss carryovers and the timing of commissions being paid.

FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2014, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and Utah. The Company's tax returns are subject to possible examination by the taxing authorities. For income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2011.

Income tax expense consists of the following:	
Current year income taxes due:	
Federal	$ 2,845
State	1,015
Foreign countries	68
Total	3,928
Deferred taxes for current year timing differences:	
Federal	225
State	75
Total	300
Total income tax expense	$ 4,228

The actual expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 15 percent as follows:

Computed "expected" Federal tax expense	$ 3,190
Computed "expected" state tax expense	911
Foreign taxes	68
Permanent differences	59
Total income tax expense	$ 4,228

Using the applicable combined federal and state tax rate of 20%, the deferred tax assets, net of liabilities are as follows:

Deferred tax assets:	Amount	Rate	Tax
Timing of commissions being paid	$ 40,000	20%	$ 8,000
Unrealized gain on securities available-for-sale	(2,792)	20%	(558)
Tax depreciation in excess of book depreciation	(4,245)	20%	(849)
Other			(93)
Net deferred tax assets			$ 6,500

8. **Lease Commitment for Office Space**

The Company renewed a five year operating lease for office space in April, 2012, which will expire March 31, 2017. Rent expense under this agreement for 2014 was $33,000. Future minimum lease commitments are as follows:

Year Ending December 31,	Lease Commitments
2015	$ 34,350
2016	34,800
2017	8,700
Total	$ 77,850

9. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2014, the Company's net capital was $136,750 which was $111,750 in excess of the $25,000 minimum required.

10. **Risk Management**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has an investment in a mutual fund which is susceptible to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

11. Subsequent Events

Management has evaluated subsequent events through February 27, 2015, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2014

AMERICAN FUNDS AND TRUSTS, INC
SCHEDULE I
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2014

Stockholders' equity		$ 180,977
Non-allowable assets:		
Furniture, equipment and leasehold improvements, net	$ (4,273)	
Deferred income taxes	(8,000)	
Commissions receivable in excess of commissions payable	(9,853)	
Other receivables	(9,849)	(31,975)
Net capital before haircuts on securities' positions		149,002
Haircuts on securities:		
Money market accounts	(5,152)	
Mutual funds	(7,100)	(12,252)
Net capital per audit		$ 136,750

See independent registered public accounting firm's audit report.

AMERICAN FUNDS AND TRUSTS, INC
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2014

<u>RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION</u>

Net capital per respondent's Focus report	$ 136,750
Net (decrease) in stockholders' equity	--
Net (increase) in nonallowable assets	--
Net decrease in haircut on securities' positions	--
Net capital per audit	$ 136,750

See independent registered public accounting firm's audit report.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE III
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2014

Accrued commissions to officers and directors	$ 180,656
Accrued commissions to registered representatives	35,179
Accrued expenses and other payables	2,472
Deferred tax liability	1,500
Income taxes payable	2,260
Total aggregate indebtedness	$ 222,067
Ratio of aggregate indebtedness to net capital	1.62:1

See independent registered public accounting firm's audit report.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE IV
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2014

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ______________________________	______
D.	Exempted by order of the Commission	______

See independent registered public accounting firm's audit report.

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
American Funds & Trusts, Inc.
Salt Lake City, Utah

We have reviewed management's statements, included in the accompanying Exemptive Provision Under Rule 15C3-3 d, in which American Funds & Trusts, Inc. stated that (a) American Funds & Trusts, Inc. may file an exemption report because the Company had no obligations under 17 C.F.R. § 240.15c3-3 and (b) American Funds & Trusts, Inc. had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year without exception. American Funds & Trusts, Inc.'s management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that American Funds & Trusts, Inc. had no obligations under 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

HJ & Associates, LLC

HJ & Associates LLC
Salt Lake City, Utah
February 27, 2015

EXEMPTION REPORT

American Funds & Trusts, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Richard M. Taggart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard M. Taggart
President
American Funds & Trusts, Inc.
February 27, 2015

HJ & ASSOCIATES, L.L.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

50 West Broadway, Suite 600
Salt Lake City, Utah 84101
(801) 328-4408
Fax (801) 328-4461
www.hjcpafirm.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S CLAIM FOR EXCLUSION FROM MEMBERSHIP IN SIPC

To the Board of Directors
American Funds and Trusts, Inc.
Salt Lake City, Utah

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, related to the Certification of Exclusion From Membership (Form SIPC-3) filed by American Funds and Trusts, Inc. (Company) with the Securities Investor Protection Corporation (SIPC), we have performed the procedures enumerated below with respect to the accompanying Schedule of Revenues for the year ended December 31, 2014, which were agreed to by the Company, SIPC, the Securities and Exchange Commission (SEC) and Financial Industry Regulatory Authority, Inc. (FINRA), solely to assist you and the other specified parties in evaluating the Company's claim for exclusion from membership in SIPC. The Company's management is responsible for the preparation of the Schedule of Revenues and compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 (SIPA) for the year ended December 31, 2014. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the total revenue amount included in the Schedule of Revenues for the year ended December 31, 2014 to the total revenue in the Company's audited financial statements included on Form X-17A-5 for the year ended December 31, 2014 noting no differences ;
2. Compared the amount in each revenue classification reported in the Schedule of Revenues prepared by the Company for the year ended December 31, 2014 to the general ledger provided by the Company, noting no differences;
3. Proved the arithmetical accuracy of the total revenue amount reflected in the Schedule of Revenues for the year ended December 31, 2014 and in the general ledger provided by the Company, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

HJ & Associates, LLC
HJ & Associates, LLC
Salt Lake City, Utah
February 27, 2015

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE OF REVENUES
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenues:	
Distribution of shares of registered open end investment companies or unit investment trusts and sale of variable annuities	$ 719,743
Interest and dividend income	1,779
Total revenue	$ 721,522